BRIDGES INVESTMENT FUND, INC.
8401 West Dodge Road, 256 Durham Plaza
Omaha, Nebraska 68114

April 23, 2010

VIA EDGAR TRANSMISSION

Mr. Chad Eskildsen
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Bridges Investment Fund, Inc. (the “Company”)
File Nos. 002-21600 and 811-01209

Dear Mr. Eskildsen:

The purpose of this letter is to respond to oral comments provided to U.S. Bancorp Fund Services, LLC on April 6, 2010 regarding the Company’s Post-Effective Amendment (“PEA”) No. 59 to its Registration Statement on Form N-1A.  PEA No. 59 was filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (“1933 Act”), on Form N-1A on February 23, 2010 for the purpose of conforming the Company’s Prospectus for its sole series, the Bridges Investment Fund, Inc., to the Summary Prospectus Rule as set forth in 17 CFR Parts 230, 232, 239, and 274.

The Company will file PEA No. 60 to its Registration Statement under Rule 485(b) of the 1933 Act. The purpose of that filing will be to add certain financial information, update any missing information, incorporate the Staff’s comments regarding PEA No. 59 and file updated exhibits to the Registration Statement.

In connection with this response to the Staff’s comments, the Company hereby states the following:

1.
The Company acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

2.
The Company acknowledges that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Company represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

For your convenience, the Staff comments have been reproduced in bold typeface immediately followed by the Company’s responses.

Comments to the Prospectus

1.	Please delete the address and phone number on the cover page.

The Company responds by making the requested change.

2.	Please delete the parenthetical notation that the Privacy Policy is “(Not a part of the Prospectus)” from both the Table of Contents as well as on the Privacy Policy Notice.

The Company responds by making the requested change.

3.	Please delete the two paragraphs following the Table of Contents.

The Company responds by making the requested change.

4.
In the section entitled “Performance,” please disclose information about the additional indices in the narrative explanation accompanying the bar chart and table, as required by Instruction 2(b) to Item 4.

The Company responds by revising the section as shown below:

“The following bar chart and table provide some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and how the Fund’s average annual returns over time compare with those of a broad measure of market performance, as well as indices that reflect the markets in which the Fund invests.  The Fund’s past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future.”

5.	Please revise the section entitled “Management – Portfolio Managers” to more concisely indicate the name, title, and length of service of the portfolio managers.

The Company will revise the narrative as follows:

“Mr. Edson L. Bridges III, CFA, President and Chief Executive Officer of the Adviser,  has served as the portfolio manager of the Fund since 1997.  Mr. Brian M. Kirkpatrick, CFA, Senior Vice President, Director of Research, and Chief Compliance Officer of the Adviser, has served as a portfolio manager of the Fund since 2006.”

6.	In the first sentence of the section entitled “Fund Shareholder Information – Valuing Fund Shares,” please replace the word “acceptance” with the word “receipt”.

The Company responds by making the requested change.

7.
Please consider whether the section entitled “Frequent Trading or Market Timing” needs to provide a more specific description of the policies and procedures that the Company uses, pursuant to Section 11(e) of Form N-1A.

The Company responds by revising the section in its entirety, as shown below:

“The Fund is not designed to serve as a vehicle for frequent trading in response to short-term fluctuations in the securities markets.  Accordingly, the Fund’s Board of Directors has adopted policies and procedures that are designed to deter such excessive or short-term trading.  The Fund generally defines frequent trading or market timing as engaging in more than four transactions out of the Fund within a rolling 12 month period, excluding redemptions made pursuant to a systematic withdrawal plan or to satisfy required minimum distributions on retirement accounts. The size of transactions also may be taken into account. Frequent trading of Fund shares may lead to, among other things, dilution in the value of Fund shares held by long-term shareholders, interference with the efficient management of the Fund’s portfolio and increased brokerage and administrative costs.

Investors are subject to these policies whether they are a direct shareholder of the Fund or they invest in the Fund indirectly through a financial intermediary such as a broker-dealer, a bank, an investment adviser or an administrator or trustee of a tax-deferred retirement plan that maintains an “Omnibus Account” with the Fund for trading on behalf of its customers.

Furthermore, due to the complexity involved in identifying abusive trading activity and the volume of shareholder transactions the Fund handles, there can be no assurance that the Fund’s efforts will identify all trades or trading practices that may be considered abusive.  The ability of the Fund to apply their market timing policy to investors investing through financial intermediaries is dependent on the receipt of information necessary to identify transactions by the underlying investors and the financial intermediary’s cooperation in implementing the policy.  Investors seeking to engage in excessive short-term trading practices may deploy a variety of strategies to avoid detection, and despite the efforts of the Fund to prevent excessive short-term trading, there is no assurance that the Fund or its agents will be able to identify those shareholders or curtail their trading practices.

If suspicious trading patterns are detected in an Omnibus Account, the Fund will request information from the financial intermediary concerning trades placed in the Omnibus Account.  The Fund will use this information to monitor trading in the Fund and to attempt to identify shareholders in the Omnibus Account engaged in trading that is inconsistent with the market timing policy or otherwise not in the best interests of the Fund.  In considering an investor’s trading activity, the Fund may consider, among other factors, the investor’s trading history, both directly and, if known, through intermediaries, in the Fund.  If the Fund detects such activity, then the Fund may request that the financial intermediary take action to prevent the particular investor or investors from engaging in frequent or short-term trading.  If inappropriate trading recurs, the Fund may refuse all future purchases from the Omnibus Account, including those of plan participants not involved in the inappropriate activity.

There may be limitations on the ability of financial intermediaries to impose restrictions on the trading practices of their clients. As a result, the Fund’s ability to monitor and discourage abusive trading practices in an Omnibus Account may be limited.

Under no circumstances will the Fund, the Adviser or the distributor enter into any agreements with any investor to encourage, accommodate or facilitate excessive or short-term trading in the Fund.”

Comment to the Rule 497(k) Summary Prospectus

8.	If the Company will be delivering summary prospectuses, please provide the introductory paragraph to the summary prospectus required under Rule 498(b) under the 1933 Act.

The Company plans on using the following introductory paragraph, although the website address and other contact information is still to be determined:

“Before you invest, you may want to review the Fund’s Prospectus, which contains more information about the Fund and its risks.  You can find the Fund’s Prospectus and other information about the Fund online at http://www.bridgesfund.com/downloads.html.  You can also get this information at no cost by calling 1-866-934-4700 or by sending an e-mail request to fund@bridgesinv.com.  The Fund’s Prospectus and Statement of Additional Information, both dated April 30, 2010, are incorporated by reference into this Summary Prospectus.”

*     *     *     *     *     *

If you have any additional questions or require further information, please contact Dennis Fogland of Baird Holm LLP at 402-636-8264 or Edward Paz of U.S. Bancorp Fund Services, LLC at 414-765-5366.

Sincerely,

Bridges Investment Fund, Inc.

/s/ Edson L. Bridges III
Edson L. Bridges III
President

cc:           Dennis Fogland, Baird Holm LLP
Edward Paz, U.S. Bancorp Fund Services, LLC